Exhibit 3.1

BURLINGTON NORTHERN SANTA FE, LLC
CONSENT OF SOLE MEMBER

January 1, 2021

The undersigned, National Indemnity Company, a Nebraska corporation (the “Sole Member”), being the sole member of Burlington Northern Santa Fe, LLC, a Delaware limited liability company (the “Company”), pursuant to the provisions of Section 18-302(d) of the Delaware Limited Liability Company Act, hereby consents to the adoption of the following resolutions.

WHEREAS, the Sole Member desires to make certain amendments to the Amended and Restated Limited Liability Company Operating Agreement of the Company, dated as of February 12, 2010 and amended April 8, 2010 (the “Operating Agreement”),

WHEREAS, Section 13 of the Operating Agreement provides that the Operating Agreement may be modified or amended at any time by a writing signed by the Sole Member.

RESOLVED, that Section 8(a) of the Operating Agreement be amended and restated in its entirety to read as follows:

1.          Management of the Company.

(a)          Board of Directors. The Company shall be managed by a Board of Directors (the “Board”).  The number of directors on the Board (each, a “Director”) shall be no less than one and no more than ten.  The Directors shall be designated from time to time by the Sole Member, which may remove and replace any Director (or dissolve the entire Board) at any time, in its sole discretion.  A majority of the Directors on the Board shall constitute a quorum.  Each Director shall have one vote, and an action of the Board shall require the affirmative votes of a majority of the quorum.  The Board may also act by written consent executed by at least a majority of the Directors on the Board. The Board may delegate authority to one or more Directors, officers, employees, agents or representatives of the Company as it may from time to time deem appropriate.  Further, the Board may, from time to time, establish and delegate authority to such committees as it deems appropriate.  The Board shall hold regular meetings at the times, dates and places (including, if it so desires, by telephone or video conference) that are established by the Board.  Special meetings of the Board may be called by any Director.  Notice of any regular or special meeting must be delivered to each Director by telephone, facsimile, e-mail or a nationally recognized overnight courier service no later than three business days before the meeting. The attendance of a Director at a meeting shall constitute waiver of notice of such meeting.  No Director who is also an employee of the Company, Berkshire Hathaway, Inc., or an affiliate thereof shall receive any compensation for his or her service as a Director, although the Company will reimburse all Directors for their out-of-pocket expenses in attending Board meetings.  The Executive Committee of the Board shall have the authority to fix the compensation of any Director who is not also an employee of the Company, Berkshire Hathaway, Inc., or an affiliate thereof.

FURTHER RESOLVED, that in the Operating Agreement, all instances of “Manager” shall be read to mean “Director.”

FURTHER RESOLVED, that each of the President and Chief Executive Officer, the Executive Vice President Law and Secretary, or any other Executive Vice President or Vice President of the Company be, and hereby is, acting alone or with other officers of the Company, authorized, empowered and directed, in the name and on behalf of the Company, to take such action desirable or appropriate to carry out the intent of the foregoing resolutions.

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IN WITNESS WHEREOF, the undersigned, being the Sole Member of the Company, has executed this consent to be effective as of the date first set forth above.

NATIONAL INDEMNITY COMPANY

/s/ Marc D. Hamburg
Marc D. Hamburg
Chairman